EXHIBIT  21
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
Date Incorporated     State                    Name
-----------------  -----------  ----------------------------------
March 4, 1988      Texas        Monitored Investments, Inc.
June 18, 1992      Mississippi  Meridian Enterprises, Inc.
September 6, 1991  Louisiana    Red River Bingo, Inc.
June 5, 1992       Mississippi  Tupelo Industries, Inc.
April 1, 1980      Oklahoma     Bingo & Gaming International, Inc.
October 8, 1997    Texas        Prepaid Plus, Inc.

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